

Mail Stop 3561

September 7, 2016

Stephen S. Burns
Chief Executive Officer
Workhorse Group Inc.
100 Commerce Drive
Loveland, Ohio 45140

> **Re: Workhorse Group Inc.**
> **Registration Statement on Form S-3**
> **Filed August 11, 2016**
> **File No. 333-213100**

Dear Mr. Burns:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us how you determined that the aggregate market value of your voting and non-voting common equity held by non-affiliates is $75 million or more as of a date within 60 days prior to the date of filing. Alternatively, to the extent you intend to rely on General Instruction I.B.6, please confirm you will include on the prospectus cover the disclosure called for by Instruction 7 to I.B.6.

Stephen S. Burns
Workhorse Group Inc.
September 7, 2016
Page 2

Exhibit Index, page II-5

2. You state in the footnote to the exhibit index that the Form of Senior Debt Securities
Indenture and Form of Subordinated Debt Securities Indenture will be filed by
amendment or incorporated by reference. Please file these forms of indenture prior to
effectiveness. Please refer to Item 601(b)(4) of Regulation S-K and, for additional
guidance, interpretive response 201.04 of our Trust Indenture Act Compliance and
Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the company from its full responsibility for
the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a
defense in any proceeding initiated by the Commission or any person under the federal
securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Stephen M. Fleming, Esq.
        Fleming PLLC